THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Exhibit 21

SUBSIDIARIES OF

THE COOPER COMPANIES, INC.

A DELAWARE CORPORATION

NAME	JURISDICTION OF INCORPORATION
THE COOPER COMPANIES, INC.	Delaware
CooperVision, Inc.	New York
CooperVision, LLC	Delaware
CooperVision Holdings LLC	Delaware
Cooper Captive, Inc.	New York
CooperVision Technology LLC	Delaware
CooperVision International Holding Company, L.P.	England
CooperVision Canada Corp.	Canada
Aspect Vision Holdings, Limited	England-Wales
CooperVision Limited	England-Wales
Coopervision do Brasil Ltda	Brazil
Coopervision Spain S.L.	Spain
Cooper Vision Italia s.r.l.	Italy
Hydron Pty Limited	Australia
CooperVision Hydron S.A.S.	France
Coopervision Nederland BV	The Netherlands
Coopervision Manufacturing Limited	England
CooperVision S.A. (Pty) Limited	South Africa
CooperVision Surgical, Inc.	Delaware
CooperSurgical, Inc.	Delaware
CooperSurgical Acquisition Corp.	Delaware
Galenica (2000), Inc.	Ontario
Leisegang GmbH	Germany
Medscand Medical AB	Sweden